03012348

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28646

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREIMARK BLAIR & COMPANY,INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 South Franklin Turnpike
(No. and Street)

Ramsey (City) New Jersey (State) 07446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.Richard Blair (843)237 3870 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harold T.Coppla,Jr.,CPA
(Name – *if individual, state last, first, middle name*)

552 Franklin Avenue (Address) Nutley, (City) New Jersey (State) 07110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, A.Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freimark Blair & Company,Inc., as of December 31,2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H.Freimark,Chairman of Freimark Blair & Co.Inc., is a minority limited partner in Short Term Equity Fund, LP and Free Market Capital,which has Global Assessments as the sole general partner,one hundred percent (100%) owned by Mr.Freimark's wife,Lucilla Amato. Mr.Freimark is a Director of Global Assessments.

Donald H.Freimark is Chairman of Trans-National Research Corp. Mr.Freimark's wife,Lucille Amato is one hundred percent (100%) owner of Trans-National Research Corp.

A.Richard Blair
Signature

President
Title

Mary Jo Zook exp 4/10/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREIMARK BLAIR & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31,2002

Harold T. Coppla, Jr.
CERTIFIED PUBLIC ACCOUNTANT
552 FRANKLIN AVENUE
NUTLEY, NJ 07110
(973) 667-7172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Freimark Blair & Company, Inc.
Ramsey, New Jersey

I have audited the accompanying statement of financial condition of Freimark Blair & Company, Inc. as of December 31,2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark Blair & Company, Inc. as of December 31,2002, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

INDEPENDENT AUDITOR'S REPORT CONTINUED

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harold T. Coppla, Jr.
Nutley, New Jersey

February 26,2003

FRIEMARK BLAIR & COMPANY,INC.
STATEMENT OF FINANCIAL CONDITION
December 31,2002

ASSETS

Cash and cash equivalents	$1,014,348
Receivable from brokers	29,003
Securities owned (Note 3):	
Marketable (net)	2,180,585
Not readily marketable	18,900
Other assets	19,372
	$3,262,208

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	175,879
	175,879
Stockholders' equity	
Class A voting common stock,no par value authorized 2,000 shares; issued and outstanding 1,000 shares	$50,000
Class B nonvoting common stock,no par value,authorized 400 shares; issued and outstanding 25 shares	2,500
Preferred stock,5% noncumulative,$1,000 par value;authorized 100 shares;issued none	--
Retained earnings	5,034,832
Less:treasury stock	(114,646)
Less:subchapter s-corp.distributions	(1,886,357)
Total stockholders' equity	3,086,329
	$3,262,208

See Notes to Financial Statements.